================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           GOULDS PUMPS, INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                           GOULDS PUMPS, INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   385550100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               MICHAEL T. TOMAINO
                                GENERAL COUNSEL
                           GOULDS PUMPS, INCORPORATED
                          300 WILLOWBROOK OFFICE PARK
                            FAIRPORT, NY 14450-4285
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                                With copies to:

            JAMES C. MORPHY, ESQ.                           JUSTIN DOYLE, ESQ.
             SULLIVAN & CROMWELL                     NIXON, HARGRAVE, DEVANS & DOYLE
               125 BROAD STREET                               CLINTON SQUARE
           NEW YORK, NEW YORK 10004                     ROCHESTER, NEW YORK 14603
                (212) 558-3988                                (716) 263-1359

================================================================================

     This Amendment No. 1 amends and supplements the Schedule 14D-9 filed by Goulds Pumps, Incorporated on April 25, 1997 (as amended, the "Schedule 14D-9"). The Schedule 14D-9 is hereby amended by adding the attached Information Statement as Annex I to the Schedule 14D-9, which Information Statement is being provided pursuant to Rule 14F-1 of the Securities Exchange Act of 1934, as amended.

ITEM 8 ADDITIONAL INFORMATION TO BE FURNISHED

  Rights Agreement

     On April 20, 1997, the Board of Directors of the Company declared a dividend of one right (a "Right") for each outstanding Share held of record at the close of business on April 21, 1997 or issued thereafter and prior to the Separation Time (as hereinafter defined). The Rights were issued pursuant to a Stockholder Protection Rights Agreement, dated as of April 21, 1997 (the "Rights Agreement"), between the Company and The Bank of New York (the "Rights Agent"). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-hundredth of a share of Participating Preferred Stock, par value $20.00 per share (the "Participating Preferred Stock"), for $80.00 (the "Exercise Price"), subject to adjustment or, in certain circumstances, one Share for each one one-hundredth of a share of Participating Preferred Stock.

     The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of (either, the "Separation Time") (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer (other than the Approved Offer as defined below) which, if consummated, would result in such Person becoming an Acquiring Person (as defined below) and (ii) the first date (the "Stock Acquisition Date") of public announcement by the Company (by any means) that any Person has become an Acquiring Person. An Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 20% or more of the outstanding Shares, which term shall not include (i) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company or a wholly-owned subsidiary of the Company, (ii) any person who is the Beneficial Owner of 20% or more of the outstanding Common Stock on the date of the Rights Agreement or who shall become the Beneficial Owner of 20% or more of the outstanding Shares solely as a result of an acquisition of Shares by the Company, until such time as such Person acquires additional Shares, other than through a dividend or stock split, (iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of the Company if such Person promptly divests sufficient securities such that such 20% or greater Beneficial Ownership ceases or (iv) any Person who Beneficially Owns Shares consisting solely of (A) Shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (B) Shares owned by such Person and its Affiliates and Associates (as such terms are defined in the Rights Agreement) at the time of such grant, and (C) Shares, amounting to less than 1% of the outstanding Shares, acquired by Affiliates and Associates of such Person after the time of such grant. An "Approved Offer" means a tender offer pursuant to and on the terms and conditions set forth in the Merger Agreement. The Rights will not be exercisable until the Separation Time. The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Shares.

     In the event that prior to the Expiration Time a Flip-in Date (as defined below) occurs, each Right (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of Shares having an aggregate Market Price (as defined in the Rights Agreement) equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding Shares, elect to exchange all (but not less than all) the then outstanding

Rights (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights become void) for Shares at an exchange ratio (the "Exchange Ratio") of one Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time. Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of Shares equal to the Exchange Ratio. A "Flip-in Date" is defined in the Rights Agreement as any Stock Acquisition Date or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Flip-in Date that would otherwise have occurred.

     In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly,
(i) the Company shall consolidate or merge or participate in a share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into any agreement with respect to any such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company and either (A) any term of or arrangement concerning the treatment of shares of capital stock in such consolidation, merger or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of the Common Stock or (B) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate of the Acquiring Person, or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company (a "Flip-over Transaction or Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof, for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement.

     The right to exercise the Rights shall terminate, without any payment to any holder thereof and without any further action by the Company or its Board of Directors immediately prior to the purchase of any Shares pursuant to the Approved Offer. In addition, the Board of Directors of the Company may, at its option, at any time prior to the Flip-in Date, elect to terminate the Rights without any payment to any holder thereof. Immediately upon (i) the action of the Board of Directors of the Company electing to terminate the Rights (or, if the resolution of the Board of Directors electing to terminate the Rights states that the termination will not be effective until the occurrence of a specified future time or event, upon the occurrence of such future time or event), or (ii) immediately prior to the purchase of any shares pursuant to the Approved Offer, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter be null and void (either, the "Termination Time"). The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights will expire and no longer be exerciseable at the earliest of (i) the Exchange Time, (ii) the Termination Time, (iii) the close of business on the tenth anniversary of the date of the Rights Agreement and (iv) immediately prior to the effective time of a consolidation, merger or share exchange of the Company

(A) into another corporation or (B) with another corporation in which the Company is the surviving corporation but Shares are converted into cash and/or securities of another corporation, in either case pursuant to an agreement entered into by the Company prior to a Stock Acquisition Date (the "Expiration Time").

  14F-1 Information Statement

     Attached herewith as Annex I is an Information Statement pursuant to Rule 14F-1 of the Securities Exchange Act of 1934, as amended.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 1997

                                          GOULDS PUMPS, INCORPORATED

                                          By: /s/ MICHAEL T. TOMAINO

                                            ------------------------------------
                                            Name:  Michael T. Tomaino
                                            Title:
                                                   Michael T. Tomaino
                                                   General Counsel,
                                                   Secretary and Vice President

                                                                         ANNEX I

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about April 25, 1997, as part of Goulds Pumps, Incorporated's (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer by George Acquisition, Inc. (the "Purchaser") (the "Schedule 14D-9") to the holders of record of the Company's Common Stock, par value $1.00 per share ("Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement provides that the Purchaser, upon purchase of Shares pursuant to the Offer, and from time to time thereafter, shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give the Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors to be elected pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser bears to the total number of Shares then outstanding, and that the Company shall, at such time, promptly take all action necessary to cause the Purchaser designees to be so elected, including either increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement further provides that, at such times, the Company will use its reasonable best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by law. The Merger Agreement further provides that until the Purchaser acquires a majority of the outstanding shares on a fully diluted basis, the Company will use its reasonable best efforts to ensure that all members of the Board and such boards and committees as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board and such boards and committees. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     The Offer to Purchase commenced on April 25, 1997 and is scheduled to expire at 12:00 midnight, New York City time, on May 22, 1997, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

     The information contained in this Information Statement concerning the Purchaser and ITT Industries, Inc. has been furnished to the Company by ITT Industries, Inc. and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

     At the close of business on April 16, 1997, there were 21,381,593 shares of Common Stock issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of directors of the Company, each of which entitles its record holder to one vote.

DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS

     The Purchaser has informed the Company that it currently intends to choose the designees (the "Acquisition Designees") it has the right to designate to the Board pursuant to the Merger Agreement from the executive officers of ITT Industries, Inc. and the Purchaser listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders. The information with respect to such officers in Schedule I is hereby incorporated herein by reference in its entirety. As of February 1, 1997, the ages of each such officers are as follows: Travis Engen-52; Rand V. Araskog-65; Robert A. Burnett-69; Curtis J. Crawford-49; Michel

David-Weill-64; S. Parker Gilbert-63; Edward C. Meyer-68; Sidney Taurel-47; Martin Kamber-48; Vincent A. Maffeo-46; Lawrence J. Swire-57; Ralph D. Allen-55; Donald E. Foley-45; Louis J. Giuliano-50; Heidi Kunz-42; Richard J. Labrecque-58; Thomas R. Martin-43; Richard W. Powers-55; James P. Smith, Jr.-54; Richard J. Townsend-46.

     It is expected that the Acquisition Designees may assume office at any time following the purchase by the Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than May 22, 1997, and that, upon assuming office, the Acquisition Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Acquisition Designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign. The Purchaser has informed the Company that each of the officers listed in Schedule I of the Offer to Purchase has consented to act as a director of the Company, if so designated.

     None of the executive officers and directors of ITT Industries, Inc. or the Purchaser currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of ITT Industries, Inc. and the Purchaser, none of ITT Industries, Inc.'s or the Purchaser's directors or executive officers beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

                    CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Jerry H. Ballengee...................   (59)   Mr. Ballengee, a Director since 1996, has been
                                               a Director, and President and Chief Operating
                                               Officer of Union Camp Corporation, Wayne, New
                                               Jersey, a manufacturer of paper and paper
                                               products, since 1994. From 1988 to 1994, he was
                                               a Director and Executive Vice President of
                                               Union Camp Corporation. He is a Director of
                                               United Cities Gas Company.
William W. Goessel...................   (69)   Mr. Goessel, a Director since 1976, retired in
                                               1993 from Harnischfeger Industries, Inc.,
                                               Milwaukee, Wisconsin, a manufacturer of mining
                                               equipment, material handling systems and paper
                                               making machines and a designer and integrator
                                               of automated material handling systems, where
                                               he had been Chairman since 1992. From 1986 to
                                               1992 he was Chairman and Chief Executive
                                               Officer of Harnischfeger Industries, Inc. He is
                                               a member of the Human Resources Committee and
                                               the Committee on Directors. He is a Director of
                                               Measurex Corporation.
David P. Gruber......................   (55)   Mr. Gruber, a Director since 1995, has been a
                                               Director, and President and Chief Executive
                                               Officer of Wyman-Gordon Company, North Grafton,
                                               Massachusetts, an aerospace and industrial
                                               manufacturing company, since 1994. He was a
                                               Director, and President and Chief Operating
                                               Officer of Wyman-Gordon since 1991. He is a
                                               member of the Audit Committee and the Committee
                                               on Directors.
Melvin Howard........................   (62)   Mr. Howard, a Director since 1984, has been
                                               President of Sector Management, Inc., Westport,
                                               Connecticut, an investment firm, since 1993. He
                                               retired in 1990 from Xerox Corporation,
                                               Stamford, Connecticut, where be had been Vice
                                               Chairman of the Board from 1986 to 1990. He is
                                               a member of the Audit and Pension Committees.
Barbara B. Lucas.....................   (51)   Ms. Lucas, a Director since 1992, has been
                                               Senior Vice President-Public Affairs and
                                               Corporate Secretary of The Black & Decker
                                               Corporation, Towson, Maryland, a global
                                               manufacturer and marketer of power tools and
                                               home improvement products, since 1996. From
                                               1985 to 1996, she was Vice President-Public
                                               Affairs and Corporate Secretary of The Black &
                                               Decker Corporation. She is a member of the
                                               Human Resources Committee and the Committee on
                                               Directors. She is a Director of Provident
                                               Bankshares Corporation.

Thomas C. McDermott..................   (60)   Mr. McDermott, a Director since 1988, has been
                                               Chairman of the Board of Directors since 1995
                                               and Chief Executive Officer and President since
                                               1994. He retired in 1993 from Bausch & Lomb
                                               Incorporated, Rochester, New York, a health
                                               care and optics company, where he had been
                                               President and Chief Operating Officer from 1986
                                               to 1993. He is a member of the Executive and
                                               Pension Committees. He is a Director of A.T.
                                               Cross Company and Thomas & Betts Corporation.
James C. Miller III..................   (54)   Mr. Miller, a Director since 1990, is counselor
                                               to Citizens for a Sound Economy, Washington,
                                               D.C., and from 1989 to 1993 had served as
                                               Chairman of that organization's Board of
                                               Directors. Since 1988, he has also been the
                                               John M. Olin Distinguished Fellow at the Center
                                               for Study of Public Choice at George Mason
                                               University, Fairfax, Virginia. He is a member
                                               of the Pension Committee and the Committee on
                                               Directors. He is a Director of Atlantic Coast
                                               Airlines, Washington Mutual Investors, Inc.,
                                               and The Union Corporation.
Peter Oddleifson.....................   (64)   Mr. Oddleifson, a Director since 1974, is a
                                               partner in the law firm of Harris, Beach &
                                               Wilcox, LLP, Rochester, New York, which firm
                                               has been and is currently engaged in performing
                                               various legal services for the Company. He is a
                                               member of the Executive and Audit Committees.
                                               He is a Director of Rochester Midland
                                               Corporation.
Arthur M. Richardson.................   (70)   Mr. Richardson, a Director since 1980, has been
                                               President of Richardson Capital Corporation,
                                               Rochester, New York, an investment enterprise,
                                               since 1985. He is a member of the Executive,
                                               Human Resources and Audit Committees. He is a
                                               director of The Raymond Corporation, Rochester
                                               Gas & Electric Corporation and Transmation,
                                               Inc. Mr. Richardson is retiring from the Board
                                               of Directors of the Company on May 7, 1997.
Douglas J. Bingler...................   (50)   Vice President and President -- Water
                                               Technologies North America since February 1997;
                                               previously President -- Water Technologies
                                               Group, America, 1995-1997; President of
                                               Keystone Railway Equipment Company, 1993-1995;
                                               Corporate Vice President and General Manager,
                                               Liquid Metronics and Hartell Divisions of
                                               Milton-Roy Company, 1988-1993.

William G. Kelley....................   (50)   Vice President -- Human Resources since July
                                               1996; previously, Vice-President -- IPG Human
                                               Resources, 1994-1996; Director of Human
                                               Resources, 1992-1994. Joined the Company in
                                               1992; previously, Director of International
                                               Human Resources of Fisher-Price, Inc.,
                                               1989-1992.
J. Kevin Kilbane.....................   (58)   Vice President and President -- Europe
                                               effective February, 1997; previously
                                               President -- Europe, 1996-1997;
                                               President -- Engineered Pump Group of Ingersoll
                                               Dresser Pump Company, 1992-1995.
John P. Murphy.......................   (50)   Vice President -- Finance and Chief Financial
                                               Officer since August 1993; previously Executive
                                               Vice President and Chief Financial Officer of
                                               Westcan Chromalox, Inc., 1991-1993.
John J. Scanlon......................   (62)   Vice President -- Worldwide Commercial
                                               Strategies and President -- Asia Pacific since
                                               November, 1996; previously President -- Asia
                                               Pacific and Latin America, 1995-1996; Vice
                                               President and General Manager Asia Pacific,
                                               1991-1995.
Eric L. Steenburgh...................   (56)   Senior Vice President and
                                               President -- Industrial Products since
                                               September 1995; previously, President and Chief
                                               Operating Officer of Ricoh Corporation,
                                               1992-1995. Before joining Ricoh, he spent 27
                                               years with Xerox Corporation, and held several
                                               senior management positions including having
                                               responsibility for all manufacturing operations
                                               worldwide.
Michael T. Tomaino...................   (59)   Vice President, General Counsel and Secretary
                                               since July 1995; previously a Partner of the
                                               law firm Nixon, Hargrave, Devans & Doyle,
                                               1971-1995.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of March 19, 1997, certain information regarding stock ownership by beneficial owners of more than five percent of the Company's Common Stock (based on reports filed by them with the Securities and Exchange Commission) and, as of April 24, 1997, by Directors and the executive officers and by all Directors and executive officers as a group, each of whom has sole voting and investment power, except as indicated.

                                                                          NO. OF       PERCENT OF
                                 NAME                                     SHARES         CLASS
-----------------------------------------------------------------------  ---------     ----------
Mario J. Gabelli.......................................................  3,728,745(1)     17.48%
  c/o Gabelli Funds, Inc.
  One Corporate Center Rye, New York
The State Teachers Retirement Board of Ohio............................  1,688,200(2)       7.9%
  275 Broad Street Columbus, Ohio
Jerry H. Ballengee.....................................................         --            *
William W. Goessel.....................................................     13,304(3)         *
David P. Gruber........................................................      2,935(4)         *
Melvin Howard..........................................................     13,881(5)         *
Barbara B. Lucas.......................................................      8,549(6)         *
Thomas C. McDermott....................................................    137,429(7)         *
James C. Miller III....................................................     14,138(8)         *
Peter Oddleifson.......................................................     14,228(9)         *
Arthur M. Richardson...................................................     12,866(10)        *
Eric L. Steenburgh.....................................................     14,144(11)        *
John P. Murphy.........................................................     32,878(12)        *
Michael T. Tomaino.....................................................      8,089(13)        *
John J. Scanlon........................................................     32,688(14)        *
All Directors and Executive Officers (17 persons)......................    341,350(15)      1.6%

---------------
 (1) Sole voting power with respect to 3,563,745 shares and sole dispositive power with respect to 3,728,745 shares.

 (2) Sole voting power and sole dispositive power with respect to 1,688,200 shares.

 (3) Includes exercisable options to purchase 11,281 shares.

 (4) Includes exercisable options to purchase 1,500 shares.

 (5) Includes exercisable options to purchase 11,281 shares.

 (6) Includes exercisable options to purchase 6,986 shares.

 (7) Sole voting power only with respect to 10,000 shares. Includes exercisable options to purchase 120,023 shares.

 (8) Includes exercisable options to purchase 9,637 shares.

 (9) Includes exercisable options to purchase 11,281 shares.

(10) Includes exercisable options to purchase 11,281 shares. Not standing for re-election as a Director.

(11) Includes exercisable options to purchase 13,100 shares.

(12) Includes exercisable options to purchase 30,548 shares.

(13) Includes exercisable options to purchase 5,275 shares.

(14) Includes exercisable options to purchase 30,140 shares.

(15) Includes exercisable options to purchase 287,939 shares.

   * Less than 1.0% of outstanding shares.

                         BOARD MEETINGS AND COMMITTEES

     The Board of Directors held five meetings during 1996. All of the Directors attended more than 75% of the meetings of the Board and committees on which they served in 1996.

     The Audit Committee recommends to the Board of Directors the appointment of independent auditors, reviews the plan and results of the audit performed by the auditors and the plan and scope of the Company's internal audit procedures, approves professional services provided by the auditors, considers the range of audit and non-audit fees, reviews the adequacy of the Company's internal accounting controls and directs and supervises investigations into these matters. The Audit Committee held two meetings during 1996.

     The Committee on Directors recommends to the Board nominees for election as Directors and considers the performance of incumbent Directors in determining whether to nominate them to stand for re-election. The Committee on Directors will consider nominees recommended by stockholders and has established a procedure to consider such nominees. Under the procedure, stockholders shall submit written recommendations of nominees for election to the Board of Directors to the Secretary of the Company no later than December 10 preceding the next Annual Meeting of Stockholders at which the election is to be held. Stockholder recommendations must be accompanied by the written consent of the recommended person to serve if elected and his or her complete biographical data, particularly with respect to business or other experience bearing upon such person's qualifications. The Committee on Directors held one meeting during 1996.

                             DIRECTOR COMPENSATION

     Non-employee Directors are paid an annual retainer of $20,000 per year. In December of 1996, the Directors approved a plan whereby, beginning in 1997, one-half of this annual retainer would be paid in Company stock until the Director meets the Company's stock ownership goals for non-employee Directors, which is five times the annual retainer amount. In addition, non-employee Directors are paid $1,000 per day for attendance at Board meetings, $800 for attendance at each committee meeting that is not held in conjunction with a Board meeting and $400 for attendance at each committee meeting that is held in conjunction with a Board meeting. Committee chairs are paid an additional retainer of $2,800 per year. Employee directors do not receive any additional remuneration for their services as Directors.

     Each non-employee Director of the Company receives, on the first stock trading day following each Annual Meeting of Stockholders, an option to purchase 1,500 shares of the Company's Common Stock at the closing price per share as reported on the NASDAQ on that date.

     Non-employee Directors are participants in the Retirement Plan for Non-Employee Directors, which became effective on June 21, 1994. A Director who retires with a minimum of ten years of service is entitled to receive an annual retirement benefit equaling his or her final annual retainer, for a term equal to the period of service. Plan benefits vest 50% after five years of service and an additional 10% for each year of service from six through ten.

                      HUMAN RESOURCES COMMITTEE REPORT ON
                             EXECUTIVE COMPENSATION

     The Board of Directors' Human Resources Committee (the "Committee") provides the following information about its charter, executive compensation philosophy and program, and 1996 compensation-related decisions.

     The Human Resources Committee is responsible for all compensation-related decisions of the Company. As such, it approves the design of, assesses the effectiveness of, and administers the executive compensation program and certain benefit plans. The Committee administers the 1988 Stock Incentive Plan, the 1994 Incentive Plan to Increase Stockholder Value and the Executive Incentive Plan, and in this capacity it approves all stock option grants or cash bonus awards to officers and other executives including executives named in the Summary Compensation Table (the "named executives"). The Committee also reviews and approves all executive salary arrangements and other remuneration, evaluates executive performance, and considers related matters. The Committee, which consists of three non-employee Directors, met ten times during 1996.

THE OBJECTIVES OF THE EXECUTIVE COMPENSATION PROGRAM

     The Committee is committed to implementing an executive compensation program which supports the Company's mission and facilitates the achievement of the Company's business strategies.

     It is the intent that:

     (1) the executive total compensation program should strengthen the relationship between pay and performance by emphasizing variable, at-risk compensation that is dependent upon the achievement of specified Company and individual performance goals;

     (2) some of the at-risk components of pay should be equity-based to encourage a close identification with the Company and align executives' interests with those of stockholders; and

     (3) the executive compensation program should enhance the Company's ability to attract, retain, and encourage the development of exceptionally knowledgeable and experienced executives upon whom, in large part, the successful operation and management of the Company depends.

OVERVIEW OF EXECUTIVE COMPENSATION PLANS AND 1996 COMMITTEE ACTIONS

     The Committee evaluates the Company's financial performance and executive compensation plans annually in the context of publicly traded comparator companies consisting of pump industry competitors and a broader group of major durable goods manufacturers. Total annual cash payments (base salary plus annual cash bonuses) reflect Company financial performance, business unit financial performance, and individual executive performance against previously established goals and objectives. In 1996, the Committee decided to reduce targeted total cash compensation from the 60th to the 50th percentile of the total cash compensation of the comparator companies adjusted for size. This change reflected, in part, the Committee's desire that a larger percentage of the total compensation package be comprised of Company stock and other non-cash performance-based components.

     The number of companies in the comparator group used for compensation purposes is larger than the number of companies which comprise the industry peer group index in the Performance Graph included in the Company's Proxy Statement incorporated herein by reference. The Committee believes that the Company's competitors for executive talent are greater in number than the companies included in the industry peer group.

     The key elements of the Company's executive compensation program are base salary; annual cash bonuses, stock options and restricted stock grants vesting upon achievement of long-term Company performance goals. These are addressed separately below. In determining each element of compensation, the Committee considers all components of compensation, including retirement plans, insurance and other benefits.

     The Base Salary structure is regularly reviewed by the Committee. The target for salary range midpoints is the 50th percentile of comparator companies. The base salary range midpoints are designed to recognize varying levels of responsibility, experience and breadth of knowledge required, and internal equity. The comparator companies are surveyed periodically to determine specific compensation levels for similar executive positions. Such a review was conducted in 1996 and base salary range midpoints were adjusted accordingly.

     The Committee reviewed executive base salaries in 1996 and increases were awarded or withheld based on Company financial performance in general, individual executive performance and the comparator companies' compensation levels. The salaries remain within the defined salary ranges and the named executives' base pay generally falls within five percentage points of the 50th percentile of the comparator company salary data.

     The Executive Incentive Plan ("EIP"), which provides for annual cash bonuses based on Company, business unit and individual performance, promotes the Company's pay-for-performance philosophy. The annual bonus opportunity allows the Company to communicate specific goals that are of primary importance during the coming year and to motivate executives to achieve these goals.

     The EIP cash bonus opportunity is a percentage of base salary that increases with level of responsibility, thereby increasing the portion of compensation at risk. Annual cash bonus opportunities at target are designed to be slightly higher than the 50th percentile of comparator companies in order to reflect the Committee's intention to place a greater percentage of executive compensation at risk.

     For 1996, the Company financial performance used to determine EIP payouts for corporate staff was based on earnings per share (50%), sales (30%) and return on assets (20%). The Committee believes these performance measures are contributing determinants of stock price overtime. The business units' performance used to determine EIP payouts was based on sales, operating earnings, gross margin, inventory turns and meeting quarterly performance objectives. All of the named executives have a minimum of 25% of their award tied to Company financial performance to reinforce the need for teamwork and to focus attention on overall Company objectives. The named executives who are heads of business units also have a majority of their award linked to business unit financial performance.

     Target cash bonus opportunities for the named executives range from 35% to 60% of base salary: depending on performance results, the EIP cash bonus can vary from 50% to 150% of target cash bonus opportunity. A minimum threshold of Company or business unit financial performance must be achieved for any portion of the EIP payout to occur. In general, performance in 1996 was above target goals and, accordingly, bonus payments were above target payment levels.

     Including the named executives, there are approximately 110 key managers who participated in the EIP in 1996. Receipt of cash incentive awards under the EIP may be deferred to a subsequent date or retirement.

     The 1988 Stock Incentive Plan, approved by stockholders in 1988, and the 1994 Incentive Plan to Increase Stockholder Value, approved by stockholders in 1994, are in keeping with the Company's commitment to provide total compensation which favors at-risk components of pay and closely links the interests of management with those of stockholders. These are the Company's only long-term incentive vehicles and they are designed to provide competitive long-term incentive compensation opportunities, to tie executive long-term financial gain to increases in the Company's stock price and to increase Company stock ownership among key managers.

     Stock options are normally granted annually based on an assessment of the performance and potential of executives, past grants made to executives, and current Company stock holdings of the executives. The stock option program targets its awards at the 60th percentile of similar awards at comparator companies. Stock options are granted at an option price not less than the fair market value of the Common Stock on the date of grant and will have value only if the stock price appreciates from the date the options are granted. The stock option grants vest at 25% per year for four years to aid in the retention of executives and key managers. The named executives will next be considered for an option award in June 1997. The Option Grants in the Last Fiscal Year table give a summary of stock options granted in 1996 to the named executives under the 1988 Stock Incentive Plan and the 1994 Incentive Plan to Increase Stockholder Value.

     Under the 1994 Incentive Plan to Increase Stockholder Value, performance-based restricted stock awards were made in 1995 to key executives subject to the Company's ability to achieve pre-established levels of Company performance over a three-year period. The value of the awards will vary based on the degree to which Company Earnings Per Share ("EPS") goals are attained over the three-year cycle. The EPS goal is reflective of stockholder value creation. All earned awards are paid in Company stock. During the performance period, dividends on the performance-based shares are paid in stock. The stock paid as a result of the performance achievement, and that paid as dividends, must be held by the executive until termination from the Company, further aligning executives' interests with those of stockholders.

     In determining the size of performance-based share awards, the Committee considers existing stock option grants, competitive practices, and the level of responsibility of each executive. Grant sizes were at competitive levels in comparison to similar programs at the comparator companies.

COMPENSATION FOR THE CHIEF EXECUTIVE OFFICER

     The CEO's compensation package is consistent with the spirit and objectives of the Company's executive compensation program.

     Mr. McDermott's base salary was increased $40,000 to $540,000 and his EIP target cash bonus opportunity was increased five percentage points to 60% of base salary effective January 1, 1996. His actual bonus payment was greater than the target cash bonus opportunity because the Company financial performance in 1996 exceeded target goals.

     The stock option grants given to Mr. McDermott in June 1996 are disclosed in the table with respect to option grants. The grant made in 1996 is within competitive norms for the CEO position and at the medium level in comparison to the comparator companies.

     Under the 1994 Incentive Plan to Increase Stockholder Value, Mr. McDermott received a performance-based restricted stock award in 1995 subject to the Company's ability to achieve pre-established levels of Company performance over a three-year period. The value of his award will vary based on the degree to which Company EPS goals are attained over the three-year cycle. The EPS goal is reflective of stockholder value creation. All earned awards are paid in Company stock. During the performance period, dividends on the performance-based shares are paid in stock, further aligning Mr. McDermott's interests with those of stockholders.

     Effective July 1, 1996 the Company entered into an agreement with Mr. McDermott to secure his strong leadership of the Company for at least the next five years. Under the agreement, Mr. McDermott was granted 10,000 shares of restricted common stock of the Company, pursuant to the 1994 Incentive Plan to Increase Stockholder Value, as of July 1, 1996. The restrictions on these shares lapse three years after the date of grant. This restricted stock grant, and the other terms of the agreement, are within competitive norms for the CEO position in comparison to the comparator companies.

EMPLOYMENT AGREEMENT AND POLICIES

     Effective July 1, 1996, Thomas C. McDermott entered into an employment agreement with the Company (the "Agreement") for services to be rendered through June 30, 2001. The Agreement provides that Mr. McDermott will serve as Chairman, Chief Executive Officer and President during the first three years of the Agreement and as Chairman for the remaining two years.

     The other principal provisions of the Agreement specify an annual salary of $540,000 with yearly salary reviews by the Board of Directors; an annual incentive award opportunity under the Executive Incentive Plan of 60% of base salary; and an annual award of 10,000 Restricted Shares of Common Stock of the Company, on which the restrictions lapse three years from the grant date. Stock options will be granted by the Board each year commensurate with performance and position under existing and/or future stock incentive plans of the Company.

     The Company has outstanding agreements with the other named executives listed in the Summary Compensation Table, which provide that the named executives will not, in the event of the commencement of steps to effect a Change-of-Control (defined generally as acquisition of 20% or more of the outstanding voting shares or a change in a majority of the Board of Directors), voluntarily leave the employ of the Company until a third person has terminated efforts to effect a Change-of-Control or until three months after a Change-of-Control has occurred. These agreements have been amended as set forth in the attached Schedule 14D-9.

                           SUMMARY COMPENSATION TABLE

                                             ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                                     -----------------------------------   ----------------------------------
                                                               OTHER       RESTRICTED    SECURITIES                 ALL
                                                              ANNUAL         STOCK       UNDERLYING    LITP        OTHER
NAME AND PRINCIPAL POSITION  YEAR     SALARY    BONUS(A)   COMPENSATIONS   AWARDS(B)     OPTIONS(A)   PAYOUTS   COMPENSATION
---------------------------- ----    --------   --------   -------------   ----------    ----------   -------   ------------
Thomas C. McDermott......... 1996    $540,000   $425,200      $    --       $251,250(c)     82,100      $--       $  6,072(d)
  Chairman, CEO &            1995     500,000    227,000           --             --       111,600       --          7,018
  President                  1994(e)  255,769    140,672           --             --        76,500       --        205,284
Eric I. Steenburgh.......... 1996     306,250    166,800       33,047(f)          --        25,000       --        221,060(g)
  Senior Vice President      1995(h)   84,231     21,000           --             --        27,400       --             --
  and
  President -- Industrial
  Products
Frank J. Zonarich........... 1996     247,000    100,000           --             --        17,100       --        248,812(i)
  resigned December, 1996    1995     239,417     86,500           --             --        28,500       --          1,812
  Vice President             1994     227,350     67,627           --             --        14,915       --          2,332
John P. Murphy.............. 1996     209,167    108,800           --             --        17,000       --          2,302(j)
  Vice President -- Finance  1995     191,458     55,000           --             --        26,100       --          2,302
  and Chief Financial
  Officer                    1994     183,125     50,100           --             --        12,663       --          3,701
Michael T. Tomaino.......... 1996     184,167     82,300           --             --        10,700       --            523(k)
  Vice President, General    1995(l)   88,154     31,000           --             --        10,400       --             --
  Counsel and Secretary
John J. Scanlon............. 1996     162,917     61,700           --             --         7,900       --          2,893(m)
  Vice President --          1995     147,533     40,000           --             --        12,400       --          2,893
  Worldwide Commercial
  Strategies and
  President -- Asia Pacific

---------------
(a) Includes amounts paid or deferred in the year following for services rendered in the year indicated.

(b) Restricted Performance Shares outstanding valued as of 12-31-96, are: Mr. McDermott 9,524 shares valued at $216,457; Mr. Steenburgh, 4,355 shares valued at $99,893; Mr. Murphy, 2,857 shares valued at $65,532; Mr. Tomaino, 2,743 shares valued at $62,918; Mr. Scanlon, 2,438 shares valued at $55,992.

(c) The restricted stock award reported in this column for Mr. McDermott was granted on 07-01-96 at a share price of 25.125. Dividends are paid to all holders of restricted stock.

(d) Includes premiums paid on the executive's behalf for a life insurance policy provided by the Executive Security Plan -- $6,072.

(e)  Hired 06-94

(f)  Relocation expense tax gross-up; a one time reimbursement.

(g) Includes premiums paid on the executive's behalf for Basic Term Life Insurance -- $1,121; relocation expense reimbursement -- $219,939.

(h)  Hired 09-95

(i) Includes premiums paid on the executive's behalf for a life insurance policy provided by the Executive Security Plan -- $1,812; transitional and consulting payments in connection with Mr. Zonarich's resignation -- $247,000.

(j) Includes premiums paid on the executive's behalf for a life insurance policy provided by the Executive Security Plan -- $2,302

(k) Includes premiums paid on the executive's behalf for Basic Term Life Insurance -- $523.

(l)  Hired 07-95

(m) Includes premiums paid on the executive's behalf for a life insurance policy provided by the Executive Security Plan -- $2,893.

OPTION GRANTS IN LAST FISCAL YEAR

                                                  % OF TOTAL
                               NUMBER OF           OPTIONS                                            GRANT
                              SECURITIES          GRANTED TO       EXERCISE                           DATE
                              UNDERLYING          EMPLOYEES        PRICE PER      EXPIRATION         PRESENT
           NAME             OPTIONS GRANTED     IN FISCAL YEAR     SHARE($)          DATE          VALUE($)(A)
--------------------------  ---------------     --------------     ---------     -------------     -----------
Thomas C. McDermott.......       82,100              21.36%          25.250      June 21, 2006       468,791
Eric L. Steenburgh........       25,000               6.50%          25.250      June 21, 2006       142,750
Frank J. Zonarich.........       17,100               4.45%          25.250      June 21, 2006        97,641
John P. Murphy............       17,000               4.42%          25.250      June 21, 2006        97,070
Michael T. Tomaino........  10,700.....               2.78%          25.250      June 21, 2006        61,097
John J. Scanlon...........        7,900               2.06%          25.250      June 21, 2006        45,109

---------------
(a) Black-Scholes Assumption Disclosure:

     The estimated grant date present value reflected in the above table is determined using the Black-Scholes Model. The material assumptions and adjustments incorporated in the Black-Scholes Model in estimating the value of the options reflected in the above table include the following:

     - An exercise price on the options of $25.25 equal to the fair market value of the underlying stock on the date of grant;

     - An interest rate (6.9%) that represents the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the option term;

     - Volatility factor of .227 calculated using daily stock prices for the one-year period prior to the grant date;

     - Dividends at the rate of $.80 per share representing the annualized dividends paid with respect to a share of common stock as of the date of grant;

     - Reduction of approximately 9.6% to reflect the probability of forfeiture due to termination prior to vesting, and approximately 15.9% to reflect the probability of a shortened option term due to termination of employment prior to the option expiration date;

     - An option term of ten years.

     The ultimate values of the options will depend on the future market price of Goulds Pumps' stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionee will realize upon exercise of an option will depend on the excess of the market value of the Company's common stock on the date the option is exercised over the exercise price.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

                                                       NUMBER OF SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                              NUMBER OF                    UNEXERCISED OPTIONS HELD         IN-THE-MONEY OPTIONS HELD
                               SHARES                         AT FISCAL YEAR END                AT FISCAL YEAR END
                              ACQUIRED       VALUE     --------------------------------  --------------------------------
            NAME             ON EXERCISE  REALIZED($)  EXERCISABLE($)  UNEXERCISABLE($)  EXERCISABLE($)  UNEXERCISABLE($)
---------------------------- -----------  -----------  --------------  ----------------  --------------  ----------------
Thomas C. McDermott.........      0            0           71,598           203,300          136,849          210,431
Eric L. Steenburgh..........      0            0            6,850            45,550                0                0
Frank J. Zonarich...........      0            0           40,926            49,679           10,148           30,445
John P. Murphy..............      0            0           16,607            44,156            9,677           29,030
Michael T. Tomaino..........      0            0            2,600            18,500            3,250            9,750
John J. Scanlon.............      0            0           23,166            20,065           50,619           13,266

PENSION PLAN TABLE (1)

                                                                  YEARS OF SERVICE
                                     --------------------------------------------------------------------------
   FINAL AVERAGE COMPENSATION(2)        5          10         15         20         25         30         35
-----------------------------------  --------   --------   --------   --------   --------   --------   --------
$200,000...........................  $ 20,000   $ 40,000   $ 60,000   $ 80,000   $100,000   $110,000   $120,000
$300,000...........................  $ 30,000   $ 60,000   $ 90,000   $120,000   $150,000   $165,000   $180,000
$400,000...........................  $ 40,000   $ 80,000   $120,000   $160,000   $200,000   $220,000   $240,000
$500,000...........................  $ 50,000   $100,000   $150,000   $200,000   $250,000   $275,000   $300,000
$600,000...........................  $ 60,000   $120,000   $180,000   $240,000   $300,000   $330,000   $360,000
$700,000...........................  $ 70,000   $140,000   $210,000   $280,000   $350,000   $385,000   $420,000
$800,000...........................  $ 80,000   $160,000   $240,000   $320,000   $400,000   $440,000   $480,000
$900,000...........................  $ 90,000   $180,000   $270,000   $360,000   $450,000   $495,000   $540,000
$1,000,000.........................  $100,000   $200,000   $300,000   $400,000   $500,000   $550,000   $600,000
$1,100,000.........................  $110,000   $220,000   $330,000   $440,000   $550,000   $605,000   $660,000
$1,200,000.........................  $120,000   $240,000   $360,000   $480,000   $600,000   $660,000   $720,000

---------------
(1) Estimated annual pension plan benefits shown are prior to adjustment for Social Security benefits.

(2) Final Average Compensation is the sum of salary and bonus from the Summary Compensation Table.

     The Company maintains a Pension Plan and a Supplemental Executive Pension Plan in which all of the officers named in the Summary Compensation Table are participants. Taken together, the two plans provide participants with a monthly retirement benefit based on the participant's final average compensation and years of service. The monthly benefit is reduced by one-half the participant's primary Social Security benefit amount. The chart above shows the estimated benefit (stated in annual amounts) payable (prior to reduction for Social Security) beginning at age 62 for the years of credited service and final average compensation amounts shown.

     Years of Credited Service used in determining benefits for the named executives are as follows through December 31, 1996:

     Mr. McDermott, 2.5 years; Mr. Steenburgh, 1.3 years; Mr. Zonarich, 26.8; Mr. Murphy, 3.3 years; Mr. Tomaino, 1.4 years; Mr. Scanlon, 37.8 years. Benefits are computed at straight-life annuity amounts, which may be paid in various forms.

                               EXECUTIVE OFFICERS

        NAME          AGE                     PRESENT OFFICE AND EXPERIENCE
--------------------  ---   -----------------------------------------------------------------
Thomas C. McDermott   60    Chairman of the Board since 1995 and Chief Executive Officer and
                            President since June 1994; Director since 1988; previously, a
                            Director and President and Chief Operating Officer of Bausch &
                            Lomb, Incorporated 1986-1993.
Douglas J. Bingler    50    Vice President and President -- Water Technologies North America
                            since February 1997; previously President -- Water Technologies
                            Group, America, 1995-1997; President of Keystone Railway
                            Equipment Company, 1993-1995; Corporate Vice President and
                            General Manager, Liquid Metronics and Hartell Divisions of
                            Milton-Roy Company, 1988-1993.
William G. Kelley     50    Vice President -- Human Resources since July 1996; previously,
                            Vice-President -- IPG Human Resources, 1994-1996; Director of
                            Human Resources, 1992-1994. Joined the Company in 1992;
                            previously, Director of International Human Resources of
                            Fisher-Price, Inc., 1989-1992.
J. Kevin Kilbane      58    Vice President and President -- Europe effective February, 1997;
                            previously President -- Europe, 1996-1997;
                            President -- Engineered Pump Group of Ingersoll Dresser Pump
                            Company, 1992-1995.
John P. Murphy        50    Vice President -- Finance and Chief Financial Officer since
                            August 1993; previously Executive Vice President and Chief
                            Financial Officer of Westcan Chromalox, Inc., 1991-1993.
John J. Scanlon       62    Vice President -- Worldwide Commercial Strategies and
                            President -- Asia Pacific since November, 1996; previously
                            President -- Asia Pacific and Latin America, 1995-1996; Vice
                            President and General Manager Asia Pacific, 1991-1995.
Eric L. Steenburgh    56    Senior Vice President and President -- Industrial Products since
                            September 1995; previously, President and Chief Operating Officer of Ricoh Corporation, 1992-1995. Before joining Ricoh, he spent
                            27 years with Xerox Corporation, and held several senior
                            management positions including having responsibility for all manufacturing operations worldwide.
Michael T. Tomaino    59    Vice President, General Counsel and Secretary since July 1995;
                            previously a Partner of the law firm Nixon, Hargrave, Devans &
                            Doyle, 1971-1995.